Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Li Auto Inc.

理  想  汽  車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2015)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2021

The board (the “Board”) of directors (the “Directors”) of Li Auto Inc. (the “Company”) is pleased to announce the unaudited annual consolidated results of the Company for the year ended December 31, 2021 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2020. These annual results have been prepared under generally accepted accounting principles in the United States (the “U.S. GAAP”) and reviewed by the audit committee (the “Audit Committee”) of the Board.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group (as defined under the “General Information” section).

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Year Ended December 31,
	2020	2021	Change (%)
	(RMB in thousands, except percentages)

Revenues	9,456,609	27,009,779	185.6%
Gross profit	1,549,339	5,761,454	271.9%
Loss from operations	(669,337)	(1,017,320)	52.0%
Loss before income tax	(188,877)	(152,812)	(19.1%)
Net loss	(151,657)	(321,455)	112.0%
Comprehensive loss attributable to the ordinary shareholders of Li Auto Inc.	(1,812,713)	(838,142)	(53.8%)
Non-GAAP Financial Measures:
Non-GAAP (loss)/income from operations	(526,542)	84,036	N/A
Non-GAAP net (loss)/income	(281,189)	779,901	N/A

Non-GAAP Financial Measures

The Company uses Non-GAAP financial measures, such as Non-GAAP (loss)/income from operations and Non-GAAP net (loss)/income, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and changes in fair value of warrants and derivative liabilities, the Company believes that the Non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the Non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The Non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from Non-GAAP methods of accounting and reporting used by other companies. The Non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the Non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

The following table sets forth unaudited reconciliation of GAAP and non-GAAP results for the period indicated.

	For the Year Ended, December 31,
	2020	2021
	(RMB in thousands)

Loss from operations	(669,337)	(1,017,320)
Shared-based compensation expenses	142,795	1,101,356

Non-GAAP (loss)/income from operations	(526,542)	84,036

Net loss	(151,657)	(321,455)
Shared-based compensation expenses	142,795	1,101,356
Changes in fair value of warrants and derivative liabilities	(272,327)	–

Non-GAAP net (loss)/income	(281,189)	779,901

BUSINESS REVIEW AND OUTLOOK

Business review for the Reporting Period

We have achieved strong business performance in 2021 which demonstrated the competitive strength and appeal of Li ONE to our customers. Despite the impact of industry-wide supply chain shortages and the COVID-19 pandemic, our total deliveries of Li ONE in 2021 increased 177.4% year over year to 90,491 vehicles and our total revenues amounted to RMB27.01 billion, representing a 185.6% year-over-year increase. The cumulative deliveries of Li ONE since its market debut have reached 124,088 vehicles as of the end of 2021, demonstrating our users’ endorsement of the brand-new in-vehicle driving and riding experience Li ONE offers in this era of autonomous technology.

During the reporting period, we remained dedicated to serving the mobility needs of families in China by continually optimizing products and services, accelerating the expansion of direct sales and servicing network, and increasing the investment in autonomous driving and smart cabin technologies while always prioritizing user safety and experience.

Product

We believe that automotive technologies will continue to evolve, and as new technologies enable us to create more compelling products to address users’ needs, we will continue to evolve our products, aiming to provide our users with greater safety, convenience, and comfort.

On May 25, 2021, we released the 2021 Li ONE, which is equipped with navigation on ADAS (NOA) as a standard configuration and features comprehensive upgrades, including an enhanced NEDC range of 1,080 kilometers, optimized travel comfort, and more intelligent cockpit. Through the release of the 2021 Li ONE, we have brought these premium features to our users at a selling price of RMB338,000.

In November 2021, Li ONE became the first domestic branded model priced above RMB300,000 to achieve the 10,000 monthly deliveries. We believe this is another milestone for Li ONE to qualify as a blockbuster model.

We continuously optimize our product through OTA releases. In September and December 2021, we upgraded the smart in-car voice assistant, Li Xiang Tong Xue (理想同學). In September, we launched a new application store via an OTA update. The upgrade in December 2021 also featured the NOA and vision-enhanced Automatic Emergency Braking (AEB) functions.

Direct Sales and Servicing Network

Our direct sales and servicing network is an integral component of our closed-loop, integrated online and offline platform, which provides users with superior purchasing experiences consistent with our values and brand image and offers us with profound consumer insights as we constantly pursue improvement of products and services.

In 2021, we significantly expanded our direct sales and servicing network, almost quadrupling the number of retail stores. We aim to provide our users with a more convenient, efficient and pleasant purchasing and user experience by strengthening our online operations, as well as continuously adding physical touchpoints close to our users. We plan to further enlarge our footprint in 2022 to cater to user demand growth and capture an increasing NEV market share.

As of December 31, 2021, we had 206 retail stores in 102 cities, as well as 278 servicing centers and Li Auto-authorized body and paint shops operating in 204 cities.

Research and Development

We regard our strong research and development capabilities as the core competency to establish and strengthen our market position. In 2021, we made good progress in developing the upgraded EREV platform and high-power charging BEV platforms and optimizing our autonomous driving and smart cabin solutions leveraging full-stack proprietary software development capabilities.

With the release of NOA and vision-enhanced AEB functions for the 2021 Li ONE in December, we became the third automaker in the world capable of full-stack self-development of NOA. During a recent third-party AEB test, Li ONE was ranked No. 1 and was the only assessed model capable of accurately identifying crossing vehicles and two-wheelers. Both of the achievements demonstrated our strong ADAS research and development capabilities.

Manufacturing Base

We are adopting the advanced production technology for our production lines, expanding our capacity at the Changzhou factory, constructing our Beijing manufacturing base and having established a strategic cooperation framework agreement with the local government to build Chongqing manufacturing base.

Beijing Manufacturing Base

In October 2021, we officially commenced construction of our Beijing manufacturing base which is scheduled to be operational in 2023. It will serve as an important manufacturing base for premium BEVs, allowing us to meet rising market demand with a more diversified product lineup.

Aligned with our ESG goals, the Beijing manufacturing base will be built on and leverage the existing site’s infrastructure to achieve high reutilization. It will also adopt leading environmentally friendly production processes in addition to being highly automated, intelligent, and flexible.

Changzhou Manufacturing Base

In November 2021, we acquired from Changzhou Wunan New Energy Vehicle Investment Co., Ltd. 100% of the equity interest in Changzhou Chehejin Standard Factory Construction Co., Ltd. (“Chehejin”), which owns the land use rights and plants that previously had been leased to us for the current Changzhou manufacturing base. This transaction strengthens our control of the Changzhou manufacturing base.

Chongqing Manufacturing Base

In December 2021, we agreed to establish a strategic cooperation framework agreement with the Chongqing municipal government to build our Chongqing manufacturing base in the Liangjiang New Area. The addition of this manufacturing base will further enhance our ability to meet increasingly strong market demand and cement the foundation for continued growth.

Recent developments after the Reporting Period

In January 2022, we delivered 12,268 Li ONEs, representing a 128.1% increase from January 2021.

As of January 31, 2022, we had 220 retail stores covering 105 cities, in addition to 276 servicing centers and Li Auto-authorized body and paint shops operating in 204 cities.

Business outlook

Looking ahead to 2022, in the second quarter, we plan to release our next model, a full-size premium extended-range electric SUV with next generation EREV powertrain system and innovative smart cabin and autonomous driving technology, which will further enhance families’ in-vehicle driving and riding experience. We are also developing our BEV models which will support ultra-fast charging and will provide users with an extraordinary battery charging experience in terms of charging time. We will also remain focused on investing in the R&D of smart cabin and autonomous driving with a goal to further elevate our capabilities to provide our users with products and services that offer greater safety, convenience and comfort, creating homes on the move that bring happiness to the entire family.

Additionally, challenges to the overall NEV supply chain will likely become a prolonged and industry-wide obstacle, affecting the supply of chips, batteries and potentially other auto parts given the continuous accelerating development of the NEV industry may soon outpace the expansion of production capacity of our supply chain partners. Going forward, we will continue to collaborate closely with these supply chain partners to mitigate such risks.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Year Ended December 31,
	2020	2021
	(RMB in thousands)

Revenues:
Vehicle sales	9,282,703	26,128,469
Other sales and services	173,906	881,310

Total revenues	9,456,609	27,009,779

Cost of sales:
Vehicle sales	(7,763,628)	(20,755,578)
Other sales and services	(143,642)	(492,747)

Total cost of sales	(7,907,270)	(21,248,325)

Gross profit	1,549,339	5,761,454

Operating expenses:
Research and development	(1,099,857)	(3,286,389)
Selling, general and administrative	(1,118,819)	(3,492,385)

Total operating expenses	(2,218,676)	(6,778,774)

Loss from operations	(669,337)	(1,017,320)
Other (expense)/income:
Interest expense	(66,916)	(63,244)
Interest income and investment income, net	254,916	740,432
Changes in fair value of warrants and derivative liabilities	272,327	–
Others, net	20,133	187,320

Loss before income tax expense	(188,877)	(152,812)
Income tax benefit/(expense)	22,847	(168,643)

Net loss from continuing operations	(166,030)	(321,455)
Net income from discontinued operations, net of tax	14,373	–

Net loss	(151,657)	(321,455)

Other comprehensive loss, net of tax
Foreign currency translation adjustment, net of tax	(1,020,728)	(516,687)

Total comprehensive loss, net of tax	(1,172,385)	(838,142)

Accretion on convertible redeemable preferred shares to redemption value	(651,190)	–

Effect of exchange rate changes on convertible redeemable preferred shares	10,862	–

Comprehensive loss attributable to ordinary shareholders of Li Auto Inc.	(1,812,713)	(838,142)

Revenue

Total revenue increased by 185.6% from RMB9.46 billion for the year ended December 31, 2020 to RMB27.01 billion for the year ended December 31, 2021.

Revenue from vehicle sales increased by 181.5% from RMB9.28 billion for the year ended December 31, 2020 to RMB26.13 billion for the year ended December 31, 2021, primarily attributable to the increased deliveries in 2021.

Revenue from other sales and services increased by 406.8% from RMB173.9 million for the year ended December 31, 2020 to RMB881.3 million for the year ended December 31, 2021, primarily attributable to increased sales of charging stalls, accessories and services in line with higher accumulated vehicle sales, and the sales of automotive regulatory credits.

Cost of Sales

Cost of sales increased by 168.7% from RMB7.91 billion for the year ended December 31, 2020 to RMB21.25 billion for the year ended December 31, 2021, in line with revenue growth, which was mainly driven by the increase in vehicle deliveries in 2021.

Gross Profit and Gross Margin

As a result of the foregoing, gross profit increased by 271.9% from RMB1.55 billion for the year ended December 31, 2020 to RMB5.76 billion for the year ended December 31, 2021. The increase in gross margin from 16.4% for the year ended December 31, 2020 to 21.3% for the year ended December 31, 2021 was mainly driven by the increase of vehicle margin over previous year.

Vehicle margin increased from 16.4% for the year ended December 31, 2020 to 20.6% for the year ended December 31, 2021 primarily driven by improved cost control in supply chain management and higher average selling price attributable to the increase of vehicle deliveries in 2021, with the launch of the 2021 Li ONE in May 2021.

Research and Development Expenses

Research and development expenses increased by 198.8% from RMB1.10 billion for the year ended December 31, 2020 to RMB3.29 billion for the year ended December 31, 2021, primarily attributable to increased employee compensation as a result of growing number of research and development staff as well as increased costs associated with new products developments.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 212.1% from RMB1.12 billion for the year ended December 31, 2020 to RMB3.49 billion for the year ended December 31, 2021, driven by increased employee compensation as a result of growing number of staff, as well as increased marketing and promotional activities and rental expenses associated with the expansion of the Company’s sales network.

Loss from Operations

As a result of the foregoing, loss from operation increased by 52.0% from RMB669.3 million for the year ended December 31, 2020 to RMB1.02 billion for the year ended December 31, 2021.

Interest income and investment income, Net

Interest income and investment income, net increased by 190.5% from RMB254.9 million for the year ended December 31, 2020 to RMB740.4 million for the year ended December 31, 2021, primarily attributable to a significant expansion in the scale of our investment in wealth management products.

Change in fair value of warrants and derivative liabilities

We recorded RMB272.3 million fair value gain of warrants and derivative liabilities for the year ended December 31, 2020, and these warrants and derivative liabilities were expired or exercised upon the completion of the initial public offering in the United States in July 2020.

Net loss

As a result of the foregoing, net loss increased by 112.0% from RMB151.7 million for the year ended December 31, 2020 to RMB321.5 million for the year ended December 31, 2021.

Liquidity and Source of Funding and Borrowing

As at December 31, 2021, cash and cash equivalents, restricted cash, time deposits and short-term investment increased by 67.9% from RMB29.87 billion as at December 31, 2020, to RMB50.16 billion. The increase is primarily attributable to the offering of US$862.5 million convertible senior notes due 2028 in April 2021 and the net proceeds of HK$13.27 billion from the initial public offering in Hong Kong in August 2021.

Significant Investments

The Company did not make or hold any significant investments during the year ended December 31, 2021.

Material Acquisitions and Disposals

In November 2021, the Company acquired from Changzhou Wunan New Energy Vehicle Investment Co., Ltd. 100% of the equity interest in Changzhou Chehejin Standard Factory Construction Co., Ltd. (“Chehejin”), which owns the land use rights and plants that previously had been leased to the Company for the current Changzhou manufacturing base. This transaction strengthens the Company’s control of the Changzhou manufacturing base.

Pledge of Assets

As of December 31, 2021, we pledged a restricted deposit of RMB2.64 billion, compared with RMB1.23 billion as of December 31, 2020. We also had secured certain production equipment amounting to RMB470.5 million for borrowings as of December 31, 2021.

Gearing Ratio

As at December 31, 2021, the Company’s gearing ratio (i.e. total liabilities divided by total assets, in percentage) was 33.6% (as at December 31, 2020: 18.1%).

Foreign Exchange Exposure

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. Our exposure to U.S. dollars exchange rate fluctuation arises from the Renminbi-denominated cash and cash equivalents, restricted cash, time deposits, and short-term investments held by us and our subsidiaries whose functional currency is U.S. dollars, and the U.S. dollar-denominated cash and cash equivalents, restricted cash, time deposits, and short-term investments held by our subsidiaries whose functional currency is Renminbi. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate. To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Contingent Liabilities

The Company had no material contingent liabilities as at December 31, 2021.

Capital Commitment

For the year ended December 31, 2021, capital commitment of the Company was RMB2.92 billion (for the year ended December 31, 2020: RMB259.2 million), mainly on construction and purchase of production facilities, equipment and tooling.

Employees and Remuneration

As at December 31, 2021, the Company had a total of 11,901 employees. The following table sets forth the total number of employees by function as of December 31, 2021:

Function	As of December 31, 2021

Research and Development	3,415
Production	1,880
Sales and Marketing	6,019
General and Administrative Support	587

Total	11,901

The Company also has adopted a post-IPO share option scheme and a share award scheme.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Code on Corporate Governance Practices

After the Listing, we have complied with all the code provisions of the Corporate Governance Code set forth in Appendix 14 to the Listing Rules (the “Corporate Governance Code”), save for the following.

Code provision C.2.1 of the Corporate Governance Code, recommends, but does not require, that the roles of chairman and chief executive officer should be separate and should not be performed by the same person. The Company deviates from this provision because Mr. Li Xiang (“Mr. Li”) performs both the roles of the chairman of the Board and the chief executive officer of the Company. Mr. Li is our founder and has extensive experience in our business operations and management. Our Board believes that vesting the roles of both chairman and chief executive officer to Mr. Li has the benefit of ensuring consistent leadership within our Company and enables more effective and efficient overall strategic planning. This structure will enable our Company to make and implement decisions promptly and effectively.

Our Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and three independent non-executive Directors. Our Board will reassess the division of the roles of chairman and the chief executive officer from time-to-time, and may recommend dividing the two roles between different people in the future, taking into account the circumstances of our Company as a whole.

Compliance with the Model Code for Securities Transactions by Directors

The class A ordinary shares of the Company (“Class A Ordinary Shares”) were only listed on the Stock Exchange on August 12, 2021, since which time the Model Code has been applicable to the Company.

The Company has adopted the Management Trading of Securities Policy (the “Code”), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code since the Listing Date up to the date of this announcement.

BOARD COMMITTEES

The Board has established three committees, namely, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, for overseeing particular aspects of the Company’s affairs. Each of these committees is established with defined written terms of reference. The terms of reference of the Board committees are available on the websites of the Company and the Stock Exchange.

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Company, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee comprises three independent non-executive Directors, being Mr. Jiang Zhenyu, Prof. Xiao Xing, Mr. Zhao Hongqiang (being the Company’s independent non-executive Director with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited annual results of the Company for the year ended December 31, 2021 and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

The unaudited financial information disclosed in this announcement is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report to shareholders for the year ended December 31, 2021 is still in progress. The figures in respect of the Company’s unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive loss, unaudited condensed consolidated statements of cash flows and the related notes thereto for the year ended December 31, 2021 as set out in the preliminary announcement have been agreed by the Company’s auditor, PricewaterhouseCoopers, to the amounts set out in the Company’s draft consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers on the preliminary announcement.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Compensation Committee

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Compensation Committee are to review and make recommendations to the Board with respect to director compensation, evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation, and review and approve the compensation of our other executive officers and senior management. The Compensation Committee comprises three Directors, being Mr. Li, Mr. Zhao Hongqiang and Mr. Jiang Zhenyu, with Mr. Zhao as the chairman of the Compensation Committee.

Nominating and Corporate Governance Committee

The Company has established a Nominating and Corporate Governance Committee in compliance with the Corporate Governance Code and Rule 3.27A and Rule 8A.30 of the Listing Rules.

The primary duties of the Nominating and Corporate Governance Committee were, among other things, in respect of its nomination functions, to develop and recommend to the Board criteria for board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board’s committees, and develop and recommend to the Board a set of corporate governance guidelines; and in respect of its corporate governance functions, to ensure that the Company is operated and managed for the benefit of all shareholders and to ensure the Company’s compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company.

The Nominating and Corporate Governance Committee comprises three independent non-executive Directors, namely Mr. Zhao Hongqiang, Mr. Jiang Zhenyu and Prof. Xiao Xing, Mr. Jiang as the chairman of the Nominating and Corporate Governance Committee.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s securities listed on the Stock Exchange since the Listing Date up to December 31, 2021.

Material Litigation

The Company was not involved in any material litigation or arbitration during the year ended December 31, 2021. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Group since the Listing Date and up to the date of this announcement.

Dividend Declaration of Annual Dividend and Closure of Register of Members

The Board does not recommend the distribution of an annual dividend for the year ended December 31, 2021.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE Loss

(All amounts in thousands, except for share and per share data)

		For the year ended December 31,
	Note	2020	2021
		RMB	RMB
Revenues:
Vehicle sales		9,282,703	26,128,469
Other sales and services		173,906	881,310

Total revenues	9	9,456,609	27,009,779

Cost of sales:
Vehicle sales		(7,763,628)	(20,755,578)
Other sales and services		(143,642)	(492,747)

Total cost of sales		(7,907,270)	(21,248,325)

Gross profit		1,549,339	5,761,454
Operating expenses:
Research and development	10	(1,099,857)	(3,286,389)
Selling, general and administrative	11	(1,118,819)	(3,492,385)

Total operating expenses		(2,218,676)	(6,778,774)

Loss from operations		(669,337)	(1,017,320)
Other (expense)/income:
Interest expense		(66,916)	(63,244)
Interest income and investment income, net		254,916	740,432
Changes in fair value of warrants and derivative liabilities		272,327	–
Others, net		20,133	187,320

Loss before income tax expense		(188,877)	(152,812)
Income tax benefit/(expense)	13	22,847	(168,643)

Net loss from continuing operations		(166,030)	(321,455)
Net income from discontinued operations, net of tax		14,373	–

Net loss		(151,657)	(321,455)

Accretion on convertible redeemable preferred shares to redemption value		(651,190)	–
Effect of exchange rate changes on convertible redeemable preferred shares		10,862	–

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE Loss (Continued)

(All amounts in thousands, except for share and per share data)

		For the year ended December 31,
	Note	2020	2021
		RMB	RMB

Net loss attributable to ordinary shareholders of Li Auto Inc.		(791,985)	(321,455)

Including: Net loss from continuing operations attributable to ordinary shareholders		(806,358)	(321,455)
Net income from discontinued operations attributable to ordinary shareholders		14,373	–

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	12	870,003,278	1,853,320,448

Net (loss)/earnings per share attributable to ordinary shareholders
Basic and diluted
Continuing operations	12	(0.93)	(0.17)
Discontinued operations	12	0.02	–

Net loss per share	12	(0.91)	(0.17)

Net loss		(151,657)	(321,455)
Other comprehensive loss, net of tax
Foreign currency translation adjustment, net of tax		(1,020,728)	(516,687)

Total other comprehensive loss, net of tax		(1,020,728)	(516,687)

Total comprehensive loss, net of tax		(1,172,385)	(838,142)
Accretion on convertible redeemable preferred shares to redemption value		(651,190)	–
Effect of exchange rate changes on convertible redeemable preferred shares		10,862	–

Comprehensive loss attributable to ordinary shareholders of Li Auto Inc.		(1,812,713)	(838,142)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,	As of December 31,
	Note	2020	2021
		RMB	RMB

Assets
Current assets:
Cash and cash equivalents		8,938,341	27,854,224
Restricted cash		1,234,178	2,638,840
Time deposits and short-term investments		19,701,382	19,668,239
Trade receivable	3	115,549	120,541
Inventories	4	1,048,004	1,617,890
Prepayments and other current assets	5	353,655	480,680

Total current assets		31,391,109	52,380,414

Non-current assets:
Long-term investments		162,853	156,306
Property, plant and equipment, net		2,478,687	4,498,269
Operating lease right-of-use assets, net		1,277,006	2,061,492
Intangible assets, net		683,281	751,460
Deferred tax assets		59,156	19,896
Other non-current assets		321,184	1,981,076

Total non-current assets		4,982,167	9,468,499

Total assets		36,373,276	61,848,913

Liabilities
Current liabilities:
Short-term borrowings		–	37,042
Trade and notes payable	7	3,160,515	9,376,050
Amounts due to related parties		19,206	37,455
Deferred revenue, current		271,510	305,092
Operating lease liabilities, current		210,531	473,245
Accruals and other current liabilities	6	647,459	1,879,368

Total current liabilities		4,309,221	12,108,252

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

		As of December 31,	As of December 31,
	Note	2020	2021
		RMB	RMB
Non-current liabilities:
Long-term borrowings	8	511,638	5,960,899
Deferred revenue, non-current		135,658	389,653
Operating and finance lease liabilities, non-current		1,392,136	1,369,825
Deferred tax liabilities		36,309	153,723
Other non-current liabilities		184,717	802,259

Total non-current liabilities		2,260,458	8,676,359

Total liabilities		6,569,679	20,784,611

Total shareholders’ equity		29,803,597	41,064,302

Total liabilities and shareholders’ equity		36,373,276	61,848,913

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2020	2021
	RMB	RMB
Net cash provided by operating activities	3,139,804	8,340,385
Net cash used in investing activities	(18,737,725)	(4,257,244)
Net cash provided by financing activities	24,710,697	16,709,533
Effects of exchange rate changes on cash and cash equivalents and restricted cash	(376,646)	(472,129)

Net increase in cash, cash equivalents and restricted cash	8,736,130	20,320,545
Cash, cash equivalents and restricted cash at beginning of the year	1,436,389	10,172,519

Cash, cash equivalents and restricted cash at end of the year	10,172,519	30,493,064

NOTES TO THE UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

1	GENERAL INFORMATION

Li Auto Inc. (“Li Auto”, or the “Company”) was incorporated under the laws of the Cayman Islands in April 2017 as an exempted company with limited liability. The Company, through its consolidated subsidiaries and consolidated variable interest entities (the “VIEs”) and VIEs’ subsidiaries (collectively, the “Group”), is primarily engaged in the design, development, manufacturing, and sales of new energy vehicles in the People’s Republic of China (the “PRC”).

In preparation for the initial public offering and listing of the Company’s shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “HKEx”), the Group underwent a reorganization (the “Reorganization”) to establish the Company as the ultimate holding company of the companies now comprising the Group which conduct the Group’s Business. Details of the Group’s Reorganization have been disclosed in the section headed “HISTORY, REORGANIZATION AND CORPORATE STRUCTURE” of the Prospectus.

The Company’s shares have been listed on the HKEx since August 12, 2021.

This unaudited financial information and related notes for the year ended December 31, 2021 is presented in Renminbi and all values are rounded to the nearest thousand (RMB’000) unless otherwise indicated.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited financial information have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for financial information and the disclosure requirements of the Rules Governing the Listing of Securities on The HKEx, as amended, supplemented or otherwise modified from time to time (the “HK Listing Rules”).

(b)	Use of estimates

The preparation of the unaudited financial information in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the unaudited financial information and accompanying notes.

Significant accounting estimates reflected in the Group’s unaudited financial information mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition and determination of the amortization period of these obligations, the valuation of share-based compensation arrangements, fair value of investments and derivative instruments, fair value of warrant liabilities and derivative liabilities, useful lives of property, plant and equipment, useful lives of intangible assets, assessment for impairment of long-lived assets and intangible assets, the provision for financial assets, lower of cost and net realizable value of inventories, product warranties, determination of vendor rebate, assessment of variable lease payment, and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

NOTES TO THE UNAUDITED FINANCIAL INFORMATION (Continued)

(All amounts in thousands, except for share and per share data)

(c)	Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews unaudited condensed consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole, and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

3	TRADE RECEIVABLE

An aging analysis of the trade receivable as of December 31, 2020 and 2021, based on the invoice date and net of provisions, is as follows:

	As of December 31,	As of December 31,
	2020	2021
Within 3 months	10,429	16,462
Between 3 months and 6 months	18,914	890
Between 6 months and 1 year	77,903	–
More than 1 year	8,303	103,189

Total	115,549	120,541

4	INVENTORIES

Inventories consist of the following:

	As of December 31,	As of December 31,
	2020	2021
Raw materials, work in process and supplies	227,836	1,468,801
Finished products	820,168	149,089

Total	1,048,004	1,617,890

Raw materials, work in process and supplies as of December 31, 2020 and 2021 primarily consist of materials for volume production which will be transferred into production cost when incurred as well as spare parts used for after sales services.

Finished products included vehicles ready for transit at production plants, vehicles in transit to fulfill customers’ orders, new vehicles available for immediate sales at the Group’s sales and servicing center locations.

NOTES TO THE UNAUDITED FINANCIAL INFORMATION (Continued)

(All amounts in thousands, except for share and per share data)

5	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31,	As of December 31,
	2020	2021
Prepayments to vendors	104,271	218,660
Deductible VAT input	196,021	118,177
Prepaid rental and deposits	30,357	48,929
Loan receivable from Lifan Holdings(1)	8,000	–
Others	15,006	97,106
Less: Allowance for credit losses	–	(2,192)

Total	353,655	480,680

(1)	Loan receivable from Lifan Holdings was settled against the consideration payables for acquisition of Chongqing Zhizao in April 2021.

6	ACCRUALS AND OTHER CURRENT LIABILITIES

Accruals and other current liabilities consist of the following:

	As of December 31,	As of December 31,
	2020	2021
Payables for purchase of property, plant and equipment	118,181	456,395
Salaries and benefits payable	187,972	417,449
Tax payable	50,088	277,233
Accrued warranty(1)	55,138	154,276
Payables for logistics expenses	43,571	143,632
Payables for research and development expenses	35,032	94,517
Deposits from vendors	9,120	27,716
Advance from customers	9,285	10,262
Payables for acquisition of Chongqing Zhizao	79,552	2,000
Other payables	59,520	295,888

Total	647,459	1,879,368

NOTES TO THE UNAUDITED FINANCIAL INFORMATION (Continued)

(All amounts in thousands, except for share and per share data)

(1)	The Company provides product warranties on new vehicles based on the contracts with its customers at the time of sale of vehicles. The Company accrues a warranty reserve for the vehicles sold, which includes the best estimate of projected costs to repair or replace items under warranties. These estimates are primarily based on the estimates of the nature, frequency and average costs of future claims. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accrued and other current liabilities while the remaining balance is included within other non-current liabilities in the consolidated balance sheets.

	As of December 31,	As of December 31,
	2020	2021
Accrued warranty
Current portion	55,138	154,276
Non-current portion	178,228	688,069

Total	233,366	842,345

7	TRADE AND NOTES PAYABLE

Trade and notes payable consist of the following:

	As of December 31,	As of December 31,
	2020	2021
Trade payable for raw materials	2,991,538	7,089,370
Notes payable	168,977	2,286,680

Total	3,160,515	9,376,050

An aging analysis of the trade payable as at December 31, 2020 and 2021, based on the invoice date, is as follows:

	As of December 31,	As of December 31,
	2020	2021
Within 3 months	3,118,840	7,539,833
Between 3 months and 6 months	18,537	1,639,286
Between 6 months and 1 year	10,676	161,913
More than 1 year	12,462	35,018

Total	3,160,515	9,376,050

The trade payable is non-interest-bearing and are normally settled on 30-90 day terms.

NOTES TO THE UNAUDITED FINANCIAL INFORMATION (Continued)

(All amounts in thousands, except for share and per share data)

8	BORROWINGS

Borrowings consist of the following:

	Maturity date	Principal amount	Interest rate per annum	As of December 31,	As of December 31,
				2020	2021
Convertible senior notes(1)	May 1, 2028	US$862,500	0.25%	–	5,397,941
Secured borrowing	December 31, 2022	RMB94,550	6.1750%	98,717	–
Unsecured corporate loan	June 30, 2022	RMB401,073	6.1750%	412,921	–
Secured borrowing(2)	September 28, 2029	RMB600,000	4.8000%	–	600,000

Total				511,638	5,997,941

Classified as:

	As of December 31, 2020	As of December 31, 2021
– Short-term borrowings	–	37,042
– Long-term borrowings	511,638	5,960,899

Total	511,638	5,997,941

(1)	In April 2021, the Company issued and sold convertible debt in an aggregate principal of US$862,500 through a private placement. The convertible debt will mature in 2028, bearing the interest at a rate of 0.25% per annum. The related interest is payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. The net proceeds from this offering were approximately US$844,876, equivalent to RMB5,457,984.

The convertible debt may be converted, at an initial conversion rate of 35.2818 ADS per US$1,000 principal amount (which represents an initial conversion price of approximately US$28.34 per ADS) at each holder’s option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, either cash, ADSs, or a combination of cash and ADSs, at its election.

Holders of the convertible debt have the rights to require the Company to repurchase all or partial for their convertible debt on May 1, 2024 and May 1, 2026 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the convertible debt to be repurchased, plus accrued and unpaid interest.

The Company accounted for the convertible debt as single instruments measured at its amortized cost as long-term borrowings on the unaudited condensed consolidated balance sheets. The issuance costs were recorded as an adjustment to the long-term borrowings and are amortized as interest expense using the effective interest method over the contractual life to the maturity date (i.e., May 1, 2028). For the year ended December 31, 2021, the convertible debt related interest expense was RMB21,369 (US$3,353). As of December 31, 2021, the principal amount of the convertible debt was RMB5,499,041 and the unamortized debt issuance cost was RMB101,100, respectively.

NOTES TO THE UNAUDITED FINANCIAL INFORMATION (Continued)

(All amounts in thousands, except for share and per share data)

(2)	As of December 31, 2020 and 2021, the secured borrowing was classified as follows:

	As of December 31,	As of December 31,
	2020	2021

Secured borrowing
Current portion	–	37,042
Non-current portion	–	562,958

Total	–	600,000

9            REVENUE DISAGGREGATION

Revenues by source consist of the following:

	For the year ended December 31,
	2020	2021

Vehicle sales	9,282,703	26,128,469
Other sales and services	173,906	881,310

Total	9,456,609	27,009,779

Revenue by timing of recognition is analyzed as follows:

	For the year ended December 31,
	2020	2021

Revenue recognized at a point in time	9,436,095	26,917,836
Revenue recognized over time	20,514	91,943

Total	9,456,609	27,009,779

Revenues arising from vehicle sales are recognized at a point in time when the control of the products are transferred to the users. Included in revenues from other sales and services are (i) sales of automotive regulatory credits, (ii) revenue arising from sales of charging stalls and certain services under the Li Plus Membership which are recognized at a point in time when the control of the products and services are transferred to the users; and (iii) revenue arising from vehicle internet connection services, FOTA upgrades and certain services under the Li Plus Membership are recognized over time throughout the service period.

Sales of Automotive Regulatory Credits

Pursuant to the measurements and policies promulgated by China’s Ministry of Industry and Information Technology (“MIIT”), each of the vehicle manufacturers or importers above a certain scale is able to earn Automotive Regulatory Credits by manufacturing or importing New Energy Vehicle (“NEV”). The Automotive Regulatory Credits are tradable and sold to other companies through a credit management system established by MIIT. The Company earns the tradable new energy vehicle credits from the production of the Company’s electric vehicles. The Company sells these credits at agreed price to other regulated entities who can use the credits to comply with the regulatory requirements. The Company recognized revenue on the sale of Automotive Regulatory Credits at the time control of the Automotive Regulatory Credits are transferred to the purchasing party in September 2021 as MIIT has completed the review and approved the sale of Automotive Regulatory Credits, the related NEV Credits has been transferred to purchasing party. The full consideration for Automotive Regulatory Credits were received in the fourth quarter of 2021.

NOTES TO THE UNAUDITED FINANCIAL INFORMATION (Continued)

(All amounts in thousands, except for share and per share data)

10            RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses consist of the following:

	For the year ended December 31,
	2020	2021

Employee compensation	580,157	2,079,948
Design and development expenses	406,216	835,113
Depreciation and amortization expenses	44,977	54,110
Rental and related expenses	18,818	52,985
Travel expenses	9,360	52,307
Others	40,329	211,926

Total	1,099,857	3,286,389

11            SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consist of the following:

	For the year ended December 31,
	2020	2021

Employee compensation	449,109	1,414,177
Marketing and promotional expenses	264,814	1,100,769
Rental and related expenses	162,907	324,655
Depreciation and amortization expenses	37,923	82,777
Travel expenses	20,806	69,079
Expected credit losses	–	6,415
Impairment of property, plant and equipment	30,381	–
Others	152,879	494,513

Total	1,118,819	3,492,385

NOTES TO THE UNAUDITED FINANCIAL INFORMATION (Continued)

(All amounts in thousands, except for share and per share data)

12            LOSS PER SHARE

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 for the year ended December 31, 2020 and 2021 as follows:

	For the year ended December 31,
	2020	2021

Numerator:
Net loss	(151,657)	(321,455)
Accretion on convertible redeemable preferred shares to redemption value	(651,190)	–
Effect of exchange rate changes on convertible redeemable preferred shares	10,862	–

Net loss attributable to ordinary shareholders of Li Auto Inc.	(791,985)	(321,455)

Including:
Net loss from continuing operations attributable to ordinary shareholders of Li Auto Inc.	(806,358)	(321,455)
Net income from discontinued operations attributable to ordinary shareholders of Li Auto Inc.	14,373	–
Net loss attributable to ordinary shareholders of Li Auto Inc.	(791,985)	(321,455)

Denominator:
Weighted average ordinary shares outstanding – basic and diluted	870,003,278	1,853,320,448

Basic and diluted net loss per share from continuing operations attributable to ordinary shareholders of Li Auto Inc.	(0.93)	(0.17)
Basic and diluted net income per share from discontinued operations attributable to ordinary shareholders of Li Auto Inc.	0.02	–

Basic and diluted net loss per share attributable to ordinary shareholders of Li Auto Inc.	(0.91)	(0.17)

For year ended December 31, 2020 and 2021, the Company had ordinary equivalent shares, including preferred shares, options granted, convertible loan and convertible debt. As the Group incurred loss for the year ended December 31, 2020 and 2021, these ordinary equivalent shares were anti-dilutive and excluded from the calculation of diluted loss per share of the Company. The weighted average numbers of preferred shares, options granted, convertible loan issued in November 2017, and convertible debt issued in April 2021 excluded from the calculation of diluted loss per share of the Company were 669,666,355, 54,605,925, 22,639,154 and nil for the year ended December 31, 2020 and nil, 72,791,430, nil and 44,853,801 for the year ended December 31, 2021, respectively.

NOTES TO THE UNAUDITED FINANCIAL INFORMATION (Continued)

(All amounts in thousands, except for share and per share data)

13            TAXATION

(a)            Value added tax

The Group is subject to statutory VAT rate of 13% for revenue from sales of vehicles and spare parts in the PRC.

(b)            Income taxes

Cayman Islands

The Company was incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Mainland China and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

PRC

Beijing CHJ Information Technology Co., Ltd. (a limited liability company established under the laws of the PRC on April 10, 2015 and a consolidated affiliated entity of our Company) and Beijing Co Wheels Technology Co., Ltd. (“Wheels Technology”) are qualified as a “high and new technology enterprise” under the EIT Law and is eligible for a preferential enterprise income tax rate of 15%. Other Chinese companies are subject to enterprise income tax (“EIT”) at a uniform rate of 25%.

Under the EIT Law enacted by the National People’s Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with PRC.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

NOTES TO THE UNAUDITED FINANCIAL INFORMATION (Continued)

(All amounts in thousands, except for share and per share data)

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC effective from 2008 onwards, enterprises engaging in R&D activities are entitled to claim 175% of their qualified research and development expenses so incurred as tax deductible expenses when determining their assessable profits for the year (‘Super Deduction’). The additional deduction of 75% of qualified research and development expenses can only be claimed directly in the annual EIT filing and subject to the approval from the relevant tax authorities.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Composition of income tax expense for the years presented is as follows:

	For the year ended December 31,
	2020	2021

Deferred income tax(benefit)/expense	(22,847)	168,643

(c)            Consumption tax

Chongqing Lixiang Automobile Co Ltd (“Chongqing Lixiang Automobile”), as a subsidiary of the Company, is eligible for consumption tax rate of 3% and related surcharge. The consumption tax is calculated based on the sales price of its self-manufactured vehicles and 3% consumption tax rate from August 2021.

14            DIVIDEND

The Board did not recommend the distribution of any dividend for the year ended December 31, 2020 and 2021.

PUBLICATION OF THE ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.lixiang.com/). The annual report for the year ended December 31, 2021 will be dispatched to the Company’s shareholders and made available for review on the same websites in due course.

By order of the Board
Li Auto Inc.
Li Xiang
Chairman

Hong Kong, February 25, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Li Xiang, Mr. Shen Yanan and Mr. Li Tie as executive directors, Mr. Wang Xing and Mr. Fan Zheng as non-executive directors, and Mr. Zhao Hongqiang, Mr. Jiang Zhenyu and Prof. Xiao Xing as independent non-executive directors.